Exhibit 4(v)

MEMBERS Life Insurance Company

[2000 Heritage Way, Waverly, Iowa 50677}

Phone: [800.798.5500]

[http://www.cunamutual.com]

NURSING HOME OR HOSPITAL/TERMINAL ILLNESS WITHDRAWAL PRIVILEGE ENDORSEMENT

NOTICE: This Withdrawal Privilege is not intended to provide long-term care or Nursing Home insurance.

This endorsement is part of the contract to which it is attached, and it is effective upon the Contract Issue Date. Should any provision of this endorsement conflict with the contract, the provisions of this endorsement will prevail.

Capitalized terms that are not defined in this endorsement are defined in the contract to which this endorsement is attached.

DEFINITIONS

The following definitions are added to your contract:

Hospital. A facility that is licensed and operated as a Hospital according to the law of the jurisdiction in which it is located.

Nursing Home. A facility that is licensed and operates as a nursing facility according to the law of the jurisdiction in which it is located.

Terminally Ill, Terminal Illness. A life expectancy of 12 months or less due to any illness or accident.

BENEFIT

The following benefit is added to your contract:

We will waive the Surrender Charge for a partial withdrawal or full surrender subject to providing proof that one of the following conditions has occurred:

Condition 1. Nursing Home or Hospital: An Owner or Annuitant has first been admitted to a licensed Nursing Home or Hospital and has been confined to such Nursing Home or Hospital for at least 180 consecutive days after the later of the Contract Issue Date or the date of change of Owner or Annuitant. As proof, we require verification of confinement in the Nursing Home or Hospital. Such verification must be signed by the administrator of the facility. We must receive your request no later than 90 days following the date that the qualifying confinement has ended. Where it can be shown that it is not reasonably possible to provide proof within the required period of time, proof must be given as soon as possible; however, in no event, except in the absence of legal capacity, may the required proof be provided later than one year after proof is otherwise required.

Condition 2. Terminal Illness: An Owner or Annuitant has been determined to be Terminally Ill. As proof, we require determination of the Terminal Illness. Such determination must be signed by the licensed physician making the determination after the later of the Contract Issue Date or the date of change of Owner or Annuitant. The physician may not be a member of your immediate family. The term “immediate family” includes the Owner or Annuitant or their Spouse, parents, siblings, children or stepchildren.

If one of the above conditions is met:

a)	The proceeds will be paid in a single lump sum.

b)	Before granting the waiver, we may request a second opinion or examination of the Owner or Annuitant by one of our examiners. We will bear the cost of such second opinion or examination. If there is a conflicting opinion between physicians, the Company’s physician will rule.
c)	An Authorized Request is required to exercise this privilege. Proof must be provided at the time of your request for partial withdrawal or full surrender under this privilege. If we deny your claim, the surrender or partial withdrawal proceeds will not be disbursed until you are notified of the denial and provided with the opportunity to accept or reject the proceeds, which will be reduced by any Surrender Charges.

This privilege may only be exercised one time.

Signed for MEMBERS Life Insurance Company.

President

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